UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2006
DEUTSCHE BANK CORPORATION
(Translation of Registrant’s Name Into English)
Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60325 Frankfurt am Main
Germany
(Address of Principal Executive Offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑

     This Report on Form 6-K contains a Press Release, dated March 9, 2006, of Deutsche Bank AG, reporting adjustments to its 2005 preliminary results.
Forward-looking statements contain risks
     This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.
     By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our management agenda, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 24, 2005 on pages 7 through 11 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 9, 2006	Deutsche Bank Aktiengesellschaft
	By:	/s/ Krekeler
	Name:	Hans-Dirk Krekeler
	Title:	General Counsel to the Management Board

	By:	/s/ Anthony Di Iorio
	Name:	Anthony Di Iorio
	Title:	Group Controller

Release
Deutsche Bank reports adjustments to its 2005 preliminary results
FRANKFURT AM MAIN, 9 March 2006 — Deutsche Bank (XETRA: DBKGn.DE / NYSE: DB) today announced that the Management Board in finalizing the Bank’s 2005 accounts reviewed a number of recent developments and as a result increased legal provisions.
Significant new information related to certain legal exposures has emerged since the disclosure of the Bank’s preliminary, unaudited 2005 earnings on 2 February 2006. As a result of the new information, Deutsche Bank is obliged to change its estimate of contingent liabilities in order to comply with US GAAP, which requires that contingent liabilities be reflected in the financial statements when those liabilities are probable and estimable (Financial Accounting Standard Number 5). Any developments affecting such estimates must be reflected if they become known before the financial statements are finalized.
This adjustment mainly relates to certain tax-oriented transactions with US counterparties executed from approximately 1997 through 2001, which include transactions executed by a subsidiary of the former Bankers Trust, acquired by Deutsche Bank in 1999. The new information includes, among other things, the entry by another financial institution into a deferred prosecution agreement with the US Department of Justice in respect of that financial institution’s involvement in similar transactions.
The net increase in legal provisions will reduce the previously announced net income by EUR 250 million. Most of this adjustment is treated as not deductible for income tax purposes.
In addition, for unrelated reasons, revenues in the Private & Business Clients Corporate Division will be reduced by EUR 9 million, which will reduce the Group’s net income by EUR 5 million from the preliminary amounts previously published.
As a result of these changes, net income for 2005 will be EUR 3,529 million and the adjusted diluted earnings per share will be EUR 6.95. Pre-tax return on average active equity (according to the target definition) will be 25%.

Adjusted results at a glance in € billion, unless specified

	4th quarter			Full year
	2005	2004	+/-	2005	2004	+/-
Net revenues	6.5	5.3	23%	25.6	21.9	17%

Income before income taxes	1.0	0.3	245%	6.1	4.0	52%

Net income	0.5	0.2	150%	3.5	2.5	43%

Diluted EPS	€0.94	€0.37	154%	€6.95	€4.53	53%

Pre-tax return on average active equity*	15%	11%		25%	16%

*	For 2004 based on underlying definition; for 2005 based on target definition (4Q2005 underlying is 16%; full year 2005 underlying is 24%)
For further details please refer to the Financial Data Supplement (Excerpt) which is either attached or available under www.deutsche-bank.de/ir/finanical-supplements. The adjusted amounts will be reflected in Deutsche Bank’s 2005 Form 20-F, its 2005 Annual Report, and the complete Financial Data Supplement. All documents are scheduled to be filed and published, respectively, on 23 March 2006.
For further information, please contact:

Press and Media Relations	Investor Relations
+49 69 910 43800 (Frankfurt)	+49 69 910 35395 (Frankfurt)
+1 212 250 4516 (New York)	+1 212 250 7125 (New York)
db.presse@db.com	db.ir@db.com
This Release contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this Release that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.
By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our management agenda; the reliability of our risk management policies, procedures and methods; and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of 24 March 2005 in the section “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

Attachment to the Release dated 9 March 2006

4Q2005
Financial Data Supplement (Excerpt)
Due to rounding, numbers presented throughout this document may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures.

2

Consolidated Statement of Income
(In EUR m.)

	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	4Q2005 vs.	4Q2005 vs.	FY	FY	FY	FY	FY2005 vs.
	2004	2004	2004	2004	2005	2005	2005	2005	4Q2004	3Q2005	2002	2003	2004	2005	FY2004
Interest revenues	6,728	7,498	6,637	7,160	8,907	11,468	9,998	11,335	58%	13%	35,781	27,583	28,023	41,708	49%
Interest expense	5,334	6,039	5,479	5,989	7,464	9,855	8,782	9,606	60%	9%	28,595	21,736	22,841	35,707	56%
Net interest revenues	1,394	1,459	1,158	1,171	1,443	1,613	1,216	1,729	48%	42%	7,186	5,847	5,182	6,001	16%
Provision for loan losses	123	155	83	11	94	75	87	118	N/M	35%	2,091	1,113	372	374	1%

Net interest revenues after provision for loan losses	1,271	1,304	1,075	1,160	1,349	1,538	1,129	1,611	39%	43%	5,095	4,734	4,810	5,627	17%

Commissions and fees from fiduciary activities	798	771	773	868	809	848	938	961	11%	2%	3,926	3,273	3,211	3,556	11%
Commissions, broker’s fees, markups on securities underwriting and other securities activities	983	994	851	883	918	951	1,071	1,117	27%	4%	4,319	3,564	3,711	4,057	9%
Fees for other customer services	622	603	665	694	607	553	656	659	(5)%	0%	2,589	2,495	2,584	2,476	(4)%
Trading revenues, net	2,035	1,416	1,273	1,462	2,411	1,593	2,048	1,377	(6)%	(33)%	4,024	5,611	6,186	7,429	20%
Net gains (losses) on securities available for sale	65	153	39	(23)	110	90	363	493	N/M	36%	3,523	20	235	1,055	N/M
Net income (loss) from equity method investments	163	37	54	135	132	88	53	146	8%	175%	(887)	(422)	388	418	8%
Other revenues	94	(38)	243	123	153	165	272	56	(54)%	(79)%	1,867	880	421	648	54%

Total noninterest revenues	4,760	3,936	3,898	4,142	5,140	4,288	5,401	4,809	16%	(11)%	19,361	15,421	16,736	19,639	17%

Compensation and benefits	2,816	2,489	2,327	2,590	2,998	2,640	2,737	2,618	1%	(4)%	11,358	10,495	10,222	10,993	8%
Net occupancy expense of premises	305	314	286	352	245	258	251	260	(26)%	4%	1,291	1,251	1,258	1,014	(19)%
Furniture and equipment	45	47	43	43	40	40	41	47	9%	15%	230	193	178	169	(5)%
IT costs	450	428	396	452	378	373	364	424	(6)%	16%	2,188	1,913	1,726	1,539	(11)%
Agency and other professional service fees	170	203	196	255	182	197	248	268	5%	8%	1,001	836	824	895	9%
Communication and data services	156	156	142	145	147	145	146	162	12%	11%	792	626	599	599	0%
Other expenses	528	442	577	745	548	643	709	1,277	71%	80%	3,402	2,000	2,291	3,178	39%
Goodwill impairment / impairment of intangibles	—	—	—	19	—	—	—	—	N/M	N/M	62	114	19	—	N/M
Restructuring activities	—	—	—	400	168	116	156	327	(18)%	109%	583	(29)	400	767	92%

Total noninterest expenses	4,470	4,079	3,967	5,001	4,706	4,412	4,652	5,383	8%	16%	20,907	17,399	17,517	19,154	9%

Income before income tax expense and cumulative effect of accounting changes and reversal of 1999/2000 credits for tax rate changes	1,561	1,161	1,006	301	1,783	1,414	1,878	1,037	245%	(45)%	3,549	2,756	4,029	6,112	52%
Income tax expense	597	412	323	105	649	467	585	339	223%	(42)%	372	1,327	1,437	2,039	42%
Income before cumulative effect of accounting changes and reversal of 1999/2000 credits for tax rate changes	964	749	683	196	1,134	947	1,293	698	256%	(46)%	3,177	1,429	2,592	4,073	57%
Cumulative effect of accounting changes, net of tax	—	—	—	—	—	—	—	—	N/M	N/M	37	151	—	—	N/M
Net income before reversal of 1999/2000 credits for tax rate changes	964	749	683	196	1,134	947	1,293	698	256%	(46)%	3,214	1,580	2,592	4,073	57%
Reversal of 1999/2000 credits for tax rate changes	23	93	3	0	31	—	302	211	N/M	(30)%	2,817	215	120	544	N/M
Net income	941	656	680	195	1,103	947	991	487	150%	(51)%	397	1,365	2,472	3,529	43%

3

Reconciliation of Reported to Underlying Results
(In EUR m.)

	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	4Q2005 vs.	4Q2005 vs.	FY	FY	FY	FY	FY2005 vs.
	2004	2004	2004	2004	2005	2005	2005	2005	4Q2004	3Q2005	2002	2003	2004	2005	FY2004
Reported net revenues [1]	6,154	5,395	5,056	5,313	6,583	5,901	6,617	6,538	23%	(1)%	26,547	21,268	21,918	25,640	17%
Add (deduct)
Net (gains) losses on securities available for sale / industrial holdings including hedging	(50)	(100)	(26)	(0)	(87)	(0)	(342)	(372)	N/M	9%	(3,659)	184	(176)	(801)	N/M
Significant equity pick-ups / net (gains) losses from investments[2]	(89)	57	(24)	(92)	(27)	(18)	(51)	(60)	(34)%	18%	1,197	938	(148)	(156)	5%
Net (gains) losses from businesses sold/held for sale	(45)	10	(21)	(21)	—	—	(49)	(41)	95%	(18)%	(571)	(494)	(76)	(90)	18%
Net (gains) losses related to premises	—	—	(51)	31	—	(40)	(16)	(2)	N/M	(89)%	0	107	(20)	(57)	178%
Policyholder benefits and claims [3]	(50)	(29)	(31)	(151)	(15)	(9)	(11)	(18)	(88)%	71%	(759)	(110)	(260)	(52)	(80)%
Underlying revenues	5,921	5,333	4,904	5,080	6,456	5,835	6,149	6,044	19%	(2)%	22,755	21,892	21,238	24,483	15%

Reported provision for loan losses	123	155	83	11	94	75	87	118	N/M	35%	2,091	1,113	372	374	1%
Provision for off-balance sheet positions [4]	18	(72)	(24)	13	(12)	5	4	(20)	N/M	N/M	17	(50)	(65)	(24)	(63)%
Provision for credit losses [5]	141	83	58	24	81	80	91	98	N/M	8%	2,108	1,063	307	350	14%
Change in measurement of other inherent loss allowance	—	—	—	—	—	—	—	—	N/M	N/M	(200)	—	—	—	N/M
Total provision for credit losses [6]	141	83	58	24	81	80	91	98	N/M	8%	1,908	1,063	307	350	14%

Reported noninterest expenses	4,470	4,079	3,967	5,001	4,706	4,412	4,652	5,383	8%	16%	20,907	17,399	17,517	19,154	9%
Add (deduct)
Restructuring activities	—	—	—	(400)	(168)	(116)	(156)	(327)	(18)%	109%	(583)	29	(400)	(767)	92%
Goodwill impairment / impairment of intangibles	—	—	—	(19)	—	—	—	—	N/M	N/M	(62)	(114)	(19)	—	N/M
Provision for real estate fund investor compensation	—	—	—	—	—	—	—	(203)	N/M	N/M	—	—	—	(203)	N/M
Minority interest	(2)	2	(4)	1	(11)	(11)	(11)	(22)	N/M	106%	(45)	3	(3)	(55)	N/M
Policyholder benefits and claims [3]	(50)	(29)	(31)	(151)	(15)	(9)	(11)	(18)	(88)%	71%	(759)	(110)	(260)	(52)	(80)%
Provision for off-balance sheet positions [4]	(18)	72	24	(13)	12	(5)	(4)	20	N/M	N/M	(17)	50	65	24	(63)%
Operating cost base	4,400	4,124	3,957	4,419	4,526	4,272	4,471	4,833	9%	8%	19,442	17,257	16,900	18,101	7%
Therein: severance payments	69	54	66	92	11	24	16	(0)	N/M	N/M	471	702	282	51	(82)%

Reported income before income taxes [7]	1,561	1,161	1,006	301	1,783	1,414	1,878	1,037	245%	(45)%	3,549	2,756	4,029	6,112	52%
Add (deduct)
Net (gains) losses on securities available for sale/industrial holdings including hedging	(50)	(100)	(26)	(0)	(87)	(0)	(342)	(372)	N/M	9%	(3,659)	184	(176)	(801)	N/M
Significant equity pick-ups / net (gains) losses from investments[2]	(89)	57	(24)	(92)	(27)	(18)	(51)	(60)	(34)%	18%	1,197	938	(148)	(156)	5%
Net (gains) losses from businesses sold/held for sale	(45)	10	(21)	(21)	—	—	(49)	(41)	95%	(18)%	(571)	(494)	(76)	(90)	18%
Net (gains) losses related to premises	—	—	(51)	31	—	(40)	(16)	(2)	N/M	(89)%	—	107	(20)	(57)	178%
Restructuring activities	—	—	—	400	168	116	156	327	(18)%	109%	583	(29)	400	767	92%
Goodwill impairment / impairment of intangibles	—	—	—	19	—	—	—	—	N/M	N/M	62	114	19	—	N/M
Provision for real estate fund investor compensation	—	—	—	—	—	—	—	203	N/M	N/M	—	—	—	203	N/M
Change in measurement of other inherent loss allowance	—	—	—	—	—	—	—	—	N/M	N/M	200	—	—	—	N/M
Underlying pre-tax profit	1,377	1,128	884	638	1,837	1,472	1,576	1,092	71%	(31)%	1,360	3,575	4,028	5,978	48%

1	Net interest revenues before provision for loan losses and total noninterest revenues.

2	Includes net gains/losses from significant equity method investments and other significant investments.

3	Policyholder benefits and claims are reclassified from “Noninterest expenses” to “Underlying revenues”.

4	Provision for off-balance sheet positions is reclassified from “Noninterest expenses” to “Total provision for credit losses”.

5	FY 2002 includes EUR 200 m provisions due to change in measurement of other inherent loss allowance.

6	FY 2002 excludes EUR 200 m provisions due to change in measurement of other inherent loss allowance.

7	Income before income tax expense and cumulative effect of accounting changes and reversal of 1999/2000 credits for tax rate changes.

4

Reconciliation of Reported to Underlying Ratios
(In EUR m., unless stated otherwise)

	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	4Q2005 vs.	4Q2005 vs.	FY	FY	FY	FY	FY2005 vs.
	2004	2004	2004	2004	2005	2005	2005	2005	4Q2004	3Q2005	2002	2003	2004	2005	FY2004
Reconciliation of cost ratios
Reported noninterest expenses	4,470	4,079	3,967	5,001	4,706	4,412	4,652	5,383	8%	16%	20,907	17,399	17,517	19,154	9%
Deduct
Compensation and benefits	2,816	2,489	2,327	2,590	2,998	2,640	2,737	2,618	1%	(4)%	11,358	10,495	10,222	10,993	8%
Non-compensation noninterest expenses	1,654	1,590	1,640	2,411	1,708	1,772	1,915	2,765	15%	44%	9,549	6,904	7,295	8,161	12%
Add (deduct)
Restructuring activities	—	—	—	(400)	(168)	(116)	(156)	(327)	(18)%	109%	(583)	29	(400)	(767)	92%
Goodwill impairment / impairment of intangibles	—	—	—	(19)	—	—	—	—	N/M	N/M	(62)	(114)	(19)	—	N/M
Provision for real estate fund investor compensation	—	—	—	—	—	—	—	(203)	N/M	N/M	—	—	—	(203)	N/M
Minority interest	(2)	2	(4)	1	(11)	(11)	(11)	(22)	N/M	106%	(45)	3	(3)	(55)	N/M
Policyholder benefits and claims	(50)	(29)	(31)	(151)	(15)	(9)	(11)	(18)	(88)%	71%	(759)	(110)	(260)	(52)	(80)%
Provision for off-balance sheet positions	(18)	72	24	(13)	12	(5)	(4)	20	N/M	N/M	(17)	50	65	24	(63)%
Non-compensation operating cost base	1,585	1,635	1,630	1,829	1,528	1,632	1,733	2,215	21%	28%	8,084	6,762	6,679	7,108	6%

Cost/income ratio	72.6%	75.6%	78.5%	94.1%	71.5%	74.8%	70.3%	82.3%	(11.8)ppt	12.0 ppt	78.8%	81.8%	79.9%	74.7%	(5.2)ppt
Underlying cost/income ratio	74.3%	77.3%	80.7%	87.0%	70.1%	73.2%	72.7%	80.0%	(7.0)ppt	7.3 ppt	85.4%	78.8%	79.6%	73.9%	(5.7)ppt
Compensation ratio	45.8%	46.1%	46.0%	48.7%	45.5%	44.7%	41.4%	40.0%	(8.7)ppt	(1.4)ppt	42.8%	49.3%	46.6%	42.9%	(3.7)ppt
Underlying compensation ratio	47.6%	46.7%	47.5%	51.0%	46.4%	45.2%	44.5%	43.3%	(7.7)ppt	(1.2)ppt	49.9%	47.9%	48.1%	44.9%	(3.2)ppt
Non-compensation ratio	26.9%	29.5%	32.4%	45.4%	25.9%	30.0%	28.9%	42.3%	(3.1)ppt	13.4 ppt	36.0%	32.5%	33.3%	31.8%	(1.5)ppt
Underlying non-compensation ratio	26.8%	30.7%	33.2%	36.0%	23.7%	28.0%	28.2%	36.6%	0.6 ppt	8.4 ppt	35.5%	30.9%	31.4%	29.0%	(2.4)ppt

Reconciliation of profitability ratios
Net income	941	656	680	195	1,103	947	991	487	150%	(51)%	397	1,365	2,472	3,529	43%
Add (deduct)
Reversal of 1999/2000 credits for tax rate changes	23	93	3	0	31	—	302	211	N/M	(30)%	2,817	215	120	544	N/M
Cumulative effect of accounting changes, net of tax	—	—	—	—	—	—	—	—	N/M	N/M	(37)	(151)	—	—	N/M
Adjusted net income	964	749	683	196	1,134	947	1,293	698	256%	(46)%	3,177	1,429	2,592	4,073	57%

Average total shareholders’ equity	28,422	28,341	26,557	25,457	26,400	26,778	28,610	31,016	22%	8%	36,789	28,940	27,194	28,201	4%
Add (deduct)
Average unrealized net gains on securities available for sale, net of tax and average deferred taxes relating to 1999 and 2000 tax rate changes in Germany	(1,885)	(1,614)	(1,592)	(1,312)	(1,739)	(1,443)	(2,155)	(2,756)	110%	28%	(4,842)	(810)	(1,601)	(2,023)	26%
Average dividends	(946)	(1,208)	(400)	(705)	(1,041)	(1,125)	(769)	(1,256)	78%	63%	(701)	(756)	(815)	(1,048)	29%
Average active equity	25,591	25,519	24,566	23,441	23,620	24,210	25,687	27,005	15%	5%	31,246	27,374	24,778	25,130	1%

Return on average shareholders’ equity (post-tax)	13.2%	9.3%	10.2%	3.1%	16.7%	14.1%	13.9%	6.3%	3.2 ppt	(7.6)ppt	1.1%	4.7%	9.1%	12.5%	3.4 ppt
Adjusted return on average active equity (post-tax)	15.1%	11.7%	11.1%	3.3%	19.2%	15.6%	20.1%	10.3%	7.0 ppt	(9.8)ppt	10.2%	5.2%	10.5%	16.2%	5.7 ppt

Pre-tax return on average shareholders’ equity	22.0%	16.4%	15.2%	4.7%	27.0%	21.1%	26.3%	13.4%	8.7 ppt	(12.9)ppt	9.6%	9.5%	14.8%	21.7%	6.9 ppt
Pre-tax return on average active equity	24.4%	18.2%	16.4%	5.1%	30.2%	23.4%	29.2%	15.4%	10.3 ppt	(13.8)ppt	11.4%	10.1%	16.3%	24.3%	8.0 ppt
Underlying pre-tax return on average active equity	21.5%	17.7%	14.4%	10.9%	31.1%	24.3%	24.5%	16.2%	5.3 ppt	(8.3)ppt	4.4%	13.1%	16.3%	23.8%	7.5 ppt

Equity turnover (based on average shareholders’ equity)	86.6%	76.1%	76.2%	83.5%	99.7%	88.1%	92.5%	84.3%	0.8 ppt	(8.2)ppt	72.2%	73.5%	80.6%	90.9%	10.3 ppt
Equity turnover (based on average active equity)	96.2%	84.6%	82.3%	90.7%	111.5%	97.5%	103.0%	96.8%	6.1 ppt	(6.2)ppt	85.0%	77.7%	88.5%	102.0%	13.5 ppt
Underlying equity turnover (based on average active equity)	92.5%	83.6%	79.8%	86.7%	109.3%	96.4%	95.7%	89.5%	2.8 ppt	(6.2)ppt	72.8%	80.0%	85.7%	97.4%	11.7 ppt

Profit margin	25.4%	21.5%	19.9%	5.7%	27.1%	24.0%	28.4%	15.9%	10.2 ppt	(12.5)ppt	13.4%	13.0%	18.4%	23.8%	5.4 ppt
Underlying profit margin	23.3%	21.2%	18.0%	12.6%	28.5%	25.2%	25.6%	18.1%	5.5 ppt	(7.5)ppt	6.0%	16.3%	19.0%	24.4%	5.4 ppt

5

2005 RoE Target
(In EUR m., unless stated otherwise)

(In EUR m., unless stated otherwise)	1Q	2Q	3Q	4Q	FY
	2005	2005	2005	2005	2005

Reported income before income taxes 1)	1,783	1,414	1,878	1,037	6,112

Add (Deduct):
Restructuring activities (Business Realignment Program-related)	168	116	156	327	767
Substantial gains from industrial holdings	—	—	(337)	(330)	(666)

Income before income taxes (target definition)	1,951	1,530	1,698	1,034	6,212

Average active equity	23,620	24,210	25,687	27,005	25,130

Pre-tax return on average active equity (target definition)	33.0%	25.3%	26.4%	15.3%	24.7%

1	Income before income tax expense and cumulative effect of accounting changes and reversal of 1999/2000 credits for tax rate changes.